Ocean Life Sciences I, Inc.
                            10990 Wilshire Boulevard
                                   Suite 1410
                              Los Angeles, CA 90024


                                                                 August 17, 2005


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:   Ocean Life Sciences I, Inc.
               Application for Withdrawal of Registration Statement on Form SB-2 SEC File No. 333-122053

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ocean Life Sciences I, Inc. (the "Company") respectfully requests withdrawal of its initial Registration Statement on Form SB-2 along with all exhibits and amendments thereto (collectively, the "Registration Statement") to the above referenced filing.

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on January 14, 2005, in connection with the proposed initial registration of the Company's common stock. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement. Accordingly, we respectfully request the withdrawal of this Registration Statement. The Company has decided that it does not wish to proceed with its initial registration at this time.

Please contact Peter Derycz at 310-696-0333 if you have any questions regarding this request for withdrawal.

Sincerely,

Ocean Life Sciences I, Inc.

By: /s/ Peter Derycz
    -----------------------
Name:   Peter Derycz
Title:  President